EXHIBIT 99.5

MARC-ANTOINE LAPORTE

P.Geo., M. Sc, Senior geologist SGS Canada Inc (Geological Service)

125 rue Fortin, Suite 100, Quebec City, Quebec, Canada G1M 3M2

CONSENT OF QUALIFIED PERSON

I, Marc-Antoine Laporte, consent to the public filing of the technical report titled “Technical Report on the Grota do Cirilo Lithium Project, Aracuai and Itinga Regions, Minas Gerais, Brazil”, (the “Technical Report”) with an effective date of 15th January 2025, by Sigma Lithium Corporation (the “Corporation”).

I certify that I have read the News Release filed by the Corporation and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

DATED this March 31st, 2025.

“Signed and sealed”

_______________________________________________

Marc-Antoine Laporte, P.Geo., M. Sc Senior Geologist

SGS Canada Inc